                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-23486

CUSIP NUMBER:  629337106

(Check One) |_|Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form
N-SAR |_| Form N-CSR

For Period Ended:  September 30, 2003

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

NN, Inc.
_________________________________________
Full Name of Registrant

NN Ball & Roller, Inc.
_________________________________________
Former Name if Applicable

2000 Waters Edge Drive, Building C, Suite 12
_________________________________________
Address of Principal Executive Office (Street and Number)

Johnson City, Tennessee 37604
_________________________________________
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Quarterly Report on Form 10-Q of NN, Inc. (the "Company") for the
period ended September 30, 2003 could not be filed on a timely basis without unreasonable effort or expense in light of the circumstances described below.

         In December 2002 the Company bought the minority interest of a shareholder in the Company's majority-owned subsidiary NN Euroball ApS and in
June 2003 the Company bought the remaining minority interest in the same subsidiary from the other minority shareholder. Upon the advice of KPMG LLP
("KPMG"), the Company's then auditors, these transactions were reported in the
Company's financial statements in its Form 10-K for the 2002 fiscal year and its
Form 10-Q for the 2003 second fiscal quarter, respectively, as "Gain on purchase of minority interest." In August of 2003, the Company transitioned its audit services from KPMG to PricewaterhouseCoopers LLP ("PwC"). Following this transition, PwC has advised the Company that PwC may not agree with the position advised by KPMG regarding the accounting treatment of these two non-operating, non-recurring transactions. PwC has informed the Company that it has not completed its review of the Company's Form 10-Q for the 2003 third fiscal quarter because it needs additional information from KPMG in order to determine whether it can agree with KPMG's approach. The two accounting firms are presently working to resolve this issue. Until they do so, the Company is not able to file its third quarter 2003 Form 10-Q.

PART IV--OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

William C. Kelly, Jr.
_________________________________________
(Name)

(423) 743-9151
_________________________________________
(Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the
earnings statements to be included in the subject report or portion thereof? |_|
Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    NN, Inc.
                    _________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2003            By: /s/ William C. Kelly, Jr.
                                      ------------------------------------------
                                      Name: William C. Kelly, Jr.
                                      Title:   Treasurer, Secretary and
                                                 Chief Administrative Officer